FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 28, 2009

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SENDS BATMAN & WONDER WOMAN

INTO ACTION WITH NEW GAMES

First Games Launched in Multi-Year Deal with Warner Bros. Digital Distribution and DC Comics

October 28, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, today announces a new downloadable game lineup that will bring DC Comics’ Super Heroes Batman and Wonder Woman to the world’s top Internet casinos for the first time.

CryptoLogic developed these two slot games after signing an exclusive multi-year licensing agreement with Warner Bros. Digital Distribution and DC Comics to bring these and other legendary characters to the Internet gaming environment to adults in countries where online gaming is permitted. CryptoLogic will earn recurring revenue based on a share of wagers placed by players on the games. Other games, including one based on Superman, will follow in December of this year and then continue to be rolled out in 2010.

“With the Batman and Wonder Woman on our side, we’re confident CryptoLogic will again demonstrate the connection between big brands and revenue growth,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s greatest strength is partnering with the brands that attract players to the biggest gaming sites in the world – providing increased revenue for our licensees and value for our shareholders.”

The new game pack also features a video slot game, Monkeys to Mars, a new table game called Triple Action Hold’em, and a new video poker game known as Aces and Faces. Also in the bonus pack are updated versions of perennial favourites Let it Ride and Three Card Poker.

Batman

Batman battles The Joker in the internet world’s first and only Batman slot machine. This groundbreaking 50-line game features stacked wilds and a Batman re-spin feature where all prizes are doubled as three free spins are played with one reel completely wild. Armed with a Batarang, players fight through the inmates of Arkham Asylum to stop The Joker, earning cash prizes.

Wonder Woman

Excitement and opportunity come together in this 50-line game with a bonus bet that features Wonder Woman battling an island of zombies. Watch Wonder Woman use her Golden Lasso of Truth to create wild symbols during the Wonder Wilds Free Spins Feature; wild symbols are held on the reels for up to five spins.

Monkeys to Mars

This new comical space exploration game features riveting graphics and sound, with nine spectacular animated symbols to make all players go bananas with excitement. This 25-line slot game from CryptoLogic is packed with enough stellar special features and out-of-this-world animations for players to explore for light years.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

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Triple Action Hold’Em

Triple Action Hold’Em Poker is a fast-paced table game with three wagering options: a main ante bet and two optional side bets that provide extra chances to win. Using only the top 28 cards in the deck, Triple Action Hold’Em gives the player an option to place an additional bet on the flop, as well as a bonus bet that pays out even more for any hand of two pair or better.

Aces and Faces

Developed for the more sophisticated video poker player, Aces and Faces features a fully resizable window and a new auto hold feature for easier and faster play. Players can play 1 to 100 hands and never need to exit and re-launch the game if they want to switch the number of hands being played.

Other games

CryptoLogic has also launched updated versions of two table game favorites, Let it Ride and Three Card Poker. Both games have been upgraded to offer a new, more modern appearance and improved graphics to enhance the gaming experience.

“CryptoLogic’s strength is extraordinary e-gaming innovation, and when we match big brands with big ideas, we have a partnership that’s built for success,” said Justin Thouin, CryptoLogic’s Vice President.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Warner Bros. Digital Distribution

Warner Bros. Digital Distribution (WBDD) manages Warner Bros. Home Entertainment Group’s electronic distribution over existing, new and emerging digital platforms, including pay-per-view, electronic sell-through, video-on-demand, wireless and more. WBDD also oversees the WBHEG’s worldwide digital strategy, partnerships in digital services and emerging new clients and business activities in the digital space.

About Warner Bros. Home Entertainment Group

Warner Bros. Home Entertainment Group brings together Warner Bros. Entertainment’s home video, digital distribution, interactive entertainment/videogames, direct-to-DVD production, technical operations and anti-piracy businesses in order to maximize current and next-generation distribution scenarios. WBHEG is responsible for the global distribution of content through DVD, electronic sell-through and VOD, and delivery of theatrical content to wireless and online channels, and is also a significant worldwide publisher for both internal and third party videogame titles.

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About DC Comics

DC Comics, a Warner Bros. Entertainment Company, is the largest English-language publisher of comics in the world and home to such iconic characters as Superman, Batman, Wonder Woman and the Sandman. These DC Super Heroes and others have starred in comic books, movies, television series (both animated and live-action) and cyberspace, thrilling audiences of all ages for generations. DC Comics’ Web site is located at www.dccomics.com.

DC SUPER HEROES and all related characters and elements are trademarks of and © DC Comics.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Peter Binazeski Warner Bros. Digital Distribution 818-977-5701 peter.binazeski@warnerbros.com	Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.